June 26, 2019

Randoll Sze
Chief Financial Officer
Athenex, Inc.
1001 Main Street, Suite 600
Buffalo, NY 14203

       Re: Athenex, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed March 11, 2019
           File No. 001-38112
           Response Letter dated May 31, 2019

Dear Mr. Sze :

        We have reviewed your May 31, 2019 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
May 17, 2019 letter.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 8. Financial Statements and Supplementary Data
Notes to Consolidated Financial Statements
18. Revenue Recognition, page F-25

1. With respect to the fourth bullet to our comment four, you indicate that commercial development, sales milestones and future royalty payments are subject to the sales and usage-based royalty exception set forth in ASC 606-10-55-65. Please clarify the nature of the commercial development milestone payments and explain how you determined they were subject to the royalty exception. In your response, tell us whether, and if so, how these payments are contingent on the sales to or usage by the customer.
 Randoll Sze
Athenex, Inc.
June 26, 2019
Page 2

      You may contact Tabatha McCullom at 202-551-3658 or Angela Connell at 202-551-
3426 with any questions.



FirstName LastNameRandoll Sze                         Sincerely,
Comapany NameAthenex, Inc.
                                                      Division of Corporation
Finance
June 26, 2019 Page 2                                  Office of Healthcare &
Insurance
FirstName LastName